ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

March 25, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn:                    Ms. Suzanne Hayes, Assistant Director

Ms. Tara Keating Brooks

Ms. Mary Beth Breslin

Mr. Franklin Wyman

Mr. Mark Brunhofer

Re:                             Shire plc

Registration Statement on Form S-4

Filed February 22, 2016

File No. 333-209648

Dear Ms. Hayes:

On behalf of Shire plc (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter, dated March 18, 2016, relating to the Company’s Registration Statement on Form S-4 submitted to the SEC on February 22, 2016 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”), which reflects the responses to the comments received by the Staff and certain updated information.

For your convenience, the text of each of the Staff’s comments is set forth in italics below, followed in each case by the response. Page number references in the responses refer to page numbers in Amendment No. 1. Defined terms used but not otherwise defined herein have the meanings ascribed to those terms in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

There is no assurance that Shire and Baxalta will be able to obtain..., page 29

1.              We note as a condition to regulatory approval of the transactions contemplated by the merger agreement, various agencies may require divestitures or place restrictions on the conduct of the combined company’s business.  We also note that in connection with the merger, Shire secured an $18 billion credit facility which includes restrictive covenants that impact Shire’s operational flexibility.  In this regard, please discuss the risks associated with Shire’s restrictive covenants as they relate to its ability to obtain regulatory approval.

Response to Comment 1:

The Company advises the Staff that the restrictive covenants in the facilities agreement do not have a material impact on the Company’s ability to obtain regulatory approval for the merger.

The facilities agreement contemplates that the Company will comply with all laws and regulations applicable to the merger, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which such obligations were satisfied on February 29, 2016 when the waiting period expired, and similar foreign laws. The facilities agreement also requires the Company to comply with all of the obligations set forth in the merger agreement, which includes obtaining regulatory approval from specified governmental authorities, even if such approval requires the sale, divestment or disposal of assets with a value of up to $740 million. In addition, to the extent a divestiture is required, the restrictive covenants in the facilities agreement would not restrict the disposal of assets of the Company at market value, in an arm’s length transaction, irrespective of whether the disposal occurs in connection with the merger.

Accordingly, the Company concluded that the restrictive covenants in the facilities agreement do not create a material risk that the Company will not be able to obtain regulatory approval for the merger or would breach the provisions of the facilities agreement to the extent it disposed of assets in order to obtain regulatory approval.

The merger could result in significant liability to Shire and Baxalta..., page 34

2.              We note your disclosure that Baxalta has agreed to indemnify, and Shire agreed to guarantee the indemnity to, Baxter International against liabilities in the event that the spin-off of Baxalta from Baxter in July 2015 is deemed to be taxable as a result of this merger.  To the extent practicable, please revise to quantify the risk to the combined company or tell us why you do not believe it is required to be disclosed.

Response to Comment 2:

The Company advises the Staff that it does not believe that the potential indemnification obligations of the Company and Baxalta in favor of Baxter and its subsidiaries, officers, directors and employees (the “Indemnified Persons”) are quantifiable with any reasonable degree of specificity.  The dollar amount of the potential indemnity obligation is based on a wide variety of factors and variables, many of which are unknown to the Company.  These variables include the fair market value of the Baxalta stock at the time of the distribution, the tax basis of the Baxalta stock in the hands of the Indemnified Persons at the time of the distribution, the tax rates applicable to the Indemnified Persons (and any potential credits or offsetting deductions), whether the damages would include a “gross-up” payment and how any such payment would be calculated, and many others.  Therefore, the Company believes that any attempt to quantify such exposure would be speculative and could be misleading to investors.

Further, in connection with the signing of the merger agreement, the Company received an opinion from Cravath, Swaine & Moore LLP to the effect that the merger will not cause Baxter’s contribution of assets to Baxalta, Baxter’s initial distribution of Baxalta shares on July 1, 2015, Baxter’s distribution of cash received from Baxalta to its creditors or a later distribution to fail to qualify as tax-free to Baxter and its stockholders under Sections 355, 361 and 368(a)(1)(D) of the Internal Revenue Code.  The Company notes that in the context of loss contingencies, FASB ASC 450 (Contingencies) does not require disclosure or quantification of loss contingencies that have a remote chance of occurring.  The Company believes that the receipt of a “will” level opinion with respect to the potential tax obligation indicates that the risk of loss is remote.

The Company also notes that its proposed disclosure highlights for investors that the indemnification obligation could have a material adverse effect on the combined company.  The Company submits that this formulation is familiar to investors and effectively conveys to them a sense of the magnitude of the potential risk.

3.              Please expand the disclosure to describe any risks resulting from the fact that Baxalta did not previously and will not seek at the time of the merger an opinion of counsel as to the impact of the merger on the tax treatment of its spin-off from Baxter, or tell us why such risk factor disclosure is not required.

Response to Comment 3:

The Company advises the Staff that the Company does not believe that any risk results from the fact that Baxalta did not previously, and will not at the time of the merger, seek an opinion of counsel as to the impact of the merger on the tax treatment of the spin-off. Whether or not Baxalta obtained, or seeks to obtain, such an opinion of counsel does not affect the existence or absence of the underlying U.S. federal income tax liabilities, which are disclosed in the relevant risk factor on page 35.

Baxter obtained an opinion concerning the tax treatment of the spin-off at the closing of the spin-off.  In addition, each of the Company and Baxter obtained an opinion of counsel in connection with the signing of the merger agreement regarding the impact of the merger on the tax treatment of the spin-off and each will obtain a bring-down of such opinion in connection with the closing of the merger.  The Company and Baxter are the appropriate parties to obtain tax opinions in connection with the signing and closing of the merger given that each of the Company (as successor to Baxalta) and Baxter are the parties that would be responsible for the payment of taxes in the event that the spin-off were successfully challenged by the Internal Revenue Service. The opinion obtained by the Company is described in the relevant risk factor on page 35 and both opinions are also described elsewhere in Amendment No. 1, including on pages 5, 23, 26, 31, 218 and 223. The Company believes that the existing risk factor disclosure adequately discloses the tax-related risks and the related opinions that have been delivered and are anticipated to be delivered as a condition to the closing of the transaction.

Background of the Merger, page 146

4.              We note your disclosure that on July 2, 2015, Dr. Ornskov did not speak with Dr. Hantson “at that time.” We also note that on July 2, 2015, Baxalta contacted its legal advisors and specifically Goldman Sachs as its financial advisor because of its “substantial experience in transactions similar to the proposed transaction.” To the extent that Dr. Ornskov proposed a structure or terms of a particular transaction, please expand your disclosure to describe that information.

Response to Comment 4:

The Company advises the Staff that Amendment No. 1 has been revised on page 140 in response to Comment 4.

5.              Please describe in greater detail the discussions on July 4, 2015 and the meeting on July 10, 2015 to provide stockholders with an understanding of how, when, and why the terms of the proposed transaction evolved.  In this regard, we note several communications between representatives of Baxalta and Shire between July 4 and July 9 including communications relating to tax considerations with any potential transaction.

Response to Comment 5:

The Company advises the Staff that Amendment No. 1 has been revised on page 141 in response to Comment 5.

6.              In your description of the various board meetings and wherever else applicable in this section, please describe briefly the long-range plan, whether alternative transaction(s) were considered, if any, and the reason(s) why the board determined that the consideration undervalued Baxalta.  In this regard, describe the factors the Board considered at its July 27, 2015 in determining the initial proposal was “highly conditional and significantly undervalued Baxalta.” To the extent potential legal and tax effects of the Baxter agreements were discussed, please discuss the nature of those considerations.

Response to Comment 6:

The Company advises the Staff that Amendment No. 1 has been revised on pages 142, 143, 144, 145 and 147 in response to Comment 6.

7.              We note your reference to “clarification” and “certain aspects” regarding the second proposal.  Please expand your discussion to further explain these communications.

Response to Comment 7:

The Company advises the Staff that Amendment No. 1 has been revised on page 143 in response to Comment 7.

8.              Please expand your disclosure of the meeting on September 29, 2015, regarding the “certain tax considerations” relating to the distribution and the inclusion of cash in the merger consideration for a potential transaction to discuss how these considerations impacted the evolution of the terms of the transaction.

Response to Comment 8:

The Company advises the Staff that Amendment No. 1 has been revised on page 144 in response to Comment 8.

9.              Please expand your disclosure to discuss the implications of Baxter’s retained ownership referred to in your meeting on November 3, 2015.

Response to Comment 9:

The Company advises the Staff that Amendment No. 1 has been revised on page 145 in response to Comment 9.

10.       Please revise your disclosure to include a discussion of the substance of the November 23, 2015 meeting.

Response to Comment 10:

The Company advises the Staff that Amendment No. 1 has been revised on page 145 in response to Comment 10.

11.       We refer to your December 1, 2015 and December 8, 2015 meetings.  We note your reference to “certain considerations” and a “value in the high $40s per outstanding share,” respectively.  Please expand your disclosure to describe more specifically the certain considerations, and explain how the Board determined a value in the high $40s.

Response to Comment 11:

The Company advises the Staff that Amendment No. 1 has been revised on page 146 in response to Comment 11.

12.       Please describe briefly the letter agreement presented on December 14, 2015.  In addition, here or in the appropriate section of your document, please describe any considerations made by Baxalta to obtain its own tax opinion or the support of the obtainment of an IRS ruling that the Baxter Transactions would not be considered taxable transactions to Baxter.

Response to Comment 12:

The Company advises the Staff that Amendment No. 1 has been revised on pages 148, 149, 150 and 151 in response to Comment 12. The Company also refers the Staff to the Company’s response to Comment 3 above.

Opinions of Baxalta’s Financial Advisors, page 162

13.       Please provide us with copies of the materials that Citigroup Global Markets Inc.  and Goldman Sachs & Co.  prepared in connection with their fairness opinions or otherwise provided to each board of directors in connection with this transaction, including, among other things, any “board books,” drafts of fairness opinions provided to the boards, and summaries of all oral presentations made to the boards.  We may have additional comments after we review those materials.

Response to Comment 13:

The Company advises the Staff that the presentation materials prepared by Citigroup Global Markets Inc. (“Citi”) and Goldman, Sachs & Co. (“Goldman Sachs,” and together with Citi, the “Financial Advisors”) in connection with their separate opinions, dated January 10, 2016 and January 11, 2016, respectively, to the Baxalta board as separately summarized under the heading “The Merger — Opinions of Baxalta’s Financial Advisors”  are being provided to the Staff under separate covers by the respective counsel for the Financial Advisors, on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, and

Rule 12b-4 under the Securities Exchange Act of 1934, as amended. Baxalta has been advised by counsel for the Financial Advisors that, in accordance with such Rules, each such counsel has requested that these materials be returned promptly following completion of the Staff’s review thereof and that, by separate letter, each such counsel also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Baxalta Financial Analyses, page 166

14.       In your discussion of the selected public companies analysis and the selected precedent transactions analysis, please revise to state the criteria that were used to select the companies and transactions selected.  Please also state if there were any companies and/or transactions that fit your selection criteria but were excluded from these analyses, and the reason for the exclusions.

Response to Comment 14:

The Company advises the Staff that the disclosure on pages 162 and 163 of Amendment No. 1 has been revised to clarify the selection criteria for the selected companies and selected transactions included in Citi’s analyses of Baxalta. The Company supplementally advises the Staff that Citi believes that the selected companies and selected transactions included in its analyses reflect the companies and transactions that in Citi’s professional judgment fit its selected criteria; however, given that the selection of relevant companies and transactions involves professional judgment, the disclosure appearing on page 161 of Amendment No. 1 also has been revised to indicate that the selected companies and selected transactions reviewed may not necessarily include all companies and transactions that could be deemed relevant.

Shire and Pro Forma Combined Company Financial Analyses, page 169

15.       In your discussion of the selected public companies analysis, please state if there were any companies that fit your selection criteria but were excluded from these analyses.  Please explain the reason(s) for the exclusions.

Response to Comment 15

The Company advises the Staff that the disclosure on page 164 of Amendment No. 1 has been revised with respect to the selection criteria for the selected companies included in Citi’s analysis relating to the Company. The Company supplementally advises the Staff that Citi believes that the selected companies included in its analysis reflect the companies that in Citi’s professional judgment fit its selected criteria; however, as noted above in response to the Staff’s Comment 14, the disclosure on page 161 of Amendment No. 1 also has been revised given that the determination of relevant selected companies is based on professional judgment.

Other Information, page 170

16.       We refer to the additional factors noted by Citi for informational purposes which include, among other things, an analysis of premiums paid in 14 selected precedent transactions with transaction values of greater than $5.0 billion involving U.S.  listed target companies in the life sciences industry.  In this regard, we note the selected precedent transactions on page 168 considered 11 companies.  Please expand your disclosure to discuss the precedent transactions in this section that differ from the 11 selected precedent transactions and explain why such transactions were not included in the selected precedent transactions.

Response to Comment 16:

The Company advises the Staff that the premiums paid overview was intended to provide a broader informational perspective on premiums paid in transactions of a specified deal size and time frame in the life sciences industry (which selection criteria is currently disclosed in the premiums paid overview), regardless of whether the business, financial and operating characteristics of the target companies involved in such transactions were necessarily similar to those of Baxalta. The Company believes that the selection criteria currently disclosed in the premiums paid overview, together with the selection criteria for the 11 selected transactions included in Citi’s selected precedent transactions analysis as clarified in response to the Staff’s Comment 14 above, indicates the basis for the differences between the sets of transactions.

Conditions to the Merger, page 224

17.       We refer to the stockholder approval conditions.  Please describe the material resolutions contemplated by Section (a)(ii) and describe briefly the meaning and significance of a class 1 transaction.

Response to Comment 17:

The Company advises the Staff that there are two stockholder resolutions contemplated by Section (a)(ii):

(1)         a resolution to approve the Merger as a “Class 1” transaction for the purpose of the U.K. Listing Rules; and

(2)         a resolution to increase the borrowing powers of the Company.

Class 1 Approval

Chapter 10 of the U.K. Listing Rules requires significant transactions to be assessed for their materiality by reference to a series of class tests which assess the materiality of a given transaction when compared with an issuer’s: (i) gross assets; (ii) profits; (iii) gross capital;

and (iv) market capitalization. A “Class 1” transaction is a significant transaction, not in the ordinary course of business, the size of which results in any percentage ratio under any of the four tests above being 25% or more.

The U.K. Listing Rules impose various requirements in respect of a Class 1 transaction, most notably that the transaction in question be approved by the issuer’s shareholders. Owing to its size, the proposed merger constitutes a Class 1 transaction and therefore requires the approval of the Company’s stockholders.

Borrowing Limit

The Company’s Articles of Association, in particular article 107(B), restrict the borrowings of the Company to a total indebtedness of $12,000,000,000. Upon completion, additional financing will be required in order to fund the cash component of the merger consideration, which will cause the Company to exceed its present borrowing limit. The Company’s Articles of Association require that the approval of stockholders be obtained in order to increase this borrowing limit. Consequently, the Company’s stockholders are being asked to permit the Company’s aggregate indebtedness to exceed the current article 107 limit, up to an amount of $30,000,000,000.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 250

3.  Estimate of Consideration Expected to be Transferred, page 255

18.       Please explain the specific factors underlying your conclusion that the impact of unvested Baxalta equity awards and vested but unexercised Baxalta equity awards on the estimated purchase consideration and the pro forma income statement could not be reasonably estimated.  Revise your pro forma presentation accordingly.

Response to Comment 18:

The Company advises the Staff that it concluded that the impact of replacing unvested Baxalta equity awards cannot be reasonably estimated, and therefore any related pro forma adjustment would not be factually supportable, primarily because the Company does not have sufficient information to accurately determine the combination-date fair value of the unvested Baxalta equity awards, nor is this fair value calculation performed on a routine basis by Baxalta management, since there is no existing requirement to re-measure these awards at fair value after date of initial grant.

In accordance with FASB ASC 805, Business Combinations an exchange of equity awards in a business combination is treated as a modification and the replacement equity awards and the original acquiree equity awards both need to be measured at fair value at the combination date calculated using the fair-value-based measurement principles in ASC 718, Compensation-Stock Compensation. Once the fair value of both the acquiree and acquirer replacement awards has been determined, the replacement awards should be analyzed to determine whether the awards relate to pre-combination or post-combination services.

Specifically, the Company does not have sufficient information to determine the impact of market or performance conditions on the fair valuation of certain unvested Baxalta equity awards, or enough information to reliably develop appropriate forfeiture rate or expected life assumptions.  In addition the Company does not have sufficient information to determine the pre- and post-combination service periods of unvested Baxalta equity awards, nor therefore is the Company able to allocate any fair value between purchase consideration and post-combination compensation expense.

The Company does not consider using grant-date fair values as a proxy for combination-date fair values to be appropriate as it is expected that the combination-date fair value will be higher, and potentially significantly higher, compared to the fair value of unvested equity awards at date of initial grant. As a result, the Company anticipates it can only calculate the combination-date fair value of Baxalta equity awards on or shortly after completion of the combination.

Absent both a reliable combination-date fair value of all unvested Baxalta equity awards , and information regarding pre- and post-combination service periods, the Company cannot determine the amount of fair value that will be deemed part of purchase consideration transferred nor, by extension, the amount that will be recorded as post-combination compensation expense. Accordingly, the unaudited pro forma condensed combined financial statements do not reflect the effect of issuing replacement equity awards.

The Company advises the Staff that Amendment No. 1 has been revised on page 247 to enhance disclosure of this matter.

The Company also concluded that the impact of vested Baxalta equity awards cannot be reasonably estimated, and therefore any related pro forma adjustment would not be factually supportable, primarily because each holder of a vested but unexercised Baxalta equity award can, at his discretion, elect to exercise his awards prior to closing to receive the same considerations a holder of Baxalta common stock or, alternatively, elect to receive replacement Shire equity awards.

The fair value of the consideration received by each holder of vested Baxalta equity awards will differ depending upon the form of consideration each holder elects to receive.  If the holder elects to exercise their awards, the fair value of the consideration would be calculated based on the $18 per share cash consideration and Shire ADSs or ordinary shares issued (less any exercise price payable upon exercise).  If the holder elects to receive replacement Shire equity awards, the fair value of the consideration transferred would be calculated using the fair-value-based measure of replacement Shire equity awards issued in accordance with FASB ASC 805, Business Combinations (which the Company anticipates will be measured using an acceptable valuation technique in accordance with FASB ASC 718, Compensation-Stock Compensation, such as the Black-Scholes-Merton formula).

There are no post-combination vesting conditions or service periods attached to vested but unexercised Baxalta equity awards. As such, regardless of which form of consideration an individual elects to receive, the fair value of the consideration would be allocated entirely to the purchase price in accordance with FASB ASC 805.

The Company cannot predict which form of consideration each holder of vested Baxalta equity awards will elect to receive.  As a result, the Company has concluded that the measurement of this component of the purchase consideration is not factually supportable at this time.

In addition, the Company does not consider it appropriate to use the behavior of each holder of vested Baxalta equity awards as at December 31, 2015 as a proxy for their behavior at the actual combination date, since it is expected each holder will only elect which form of consideration they will receive on or shortly before the completion of the combination. Even if such an approach was adopted, for the reasons outlined above the Company does not have sufficient information to determine the combination-date fair values of Baxalta equity awards, whether vested or unvested, at this time.

For clarity, the Company advises the Staff that Amendment No. 1 has been revised on page 246 to enhance disclosure of this matter.

19.       Please explain to us your basis for determining a 32-year useful life for the currently marketed products rights intangible assets.  In your response, tell us the estimated fair value of each such intangible asset acquired, as well as the useful life you assign to each and explain why the assigned life is reasonable.  In addition, please tell us why it is appropriate to use straight line amortization, given the likely impact of future competition from branded and generic drug products over this period.

Response to Comment 19:

The Company advises the Staff that it believes that a weighted-average useful life of 32 years for the currently marketed products rights intangible assets is reasonable and represents the Company’s preliminary best estimate of such useful lives. The Company has preliminarily determined a weighted average useful life of 32 years for currently marketed products rights intangible assets after considering, among other things, the factors outlined in FASB ASC 350-30-35-3.

Certain features of Baxalta’s currently marketed product portfolio indicate a much longer useful life than traditional pharmaceutical products.  More specifically, Baxalta’s currently marketed product portfolio is predominantly comprised of products that are either derived from pooled, donated human plasma or are recombinant versions of such drugs.  Unlike more traditional pharmaceutical products, these kinds of products typically do not face significant market erosion following their patent expiry.  Notably, the patents of many of Baxalta’s currently marketed products have already expired and/or they are currently competing in the market with a number of other biopharmaceutical firm’s similar products.  Unlike many other pharmaceutical markets, a key feature of the markets in which Baxalta operates is the generally limited risk of a generic entrant coming into the market and eroding the majority of branded sales.

There are currently four large biopharmaceutical companies (Baxalta, CSL Behring (“CSL”), Grifols, S.A. (“Grifols”), and Octapharma AG) that specialize in developing, manufacturing, and selling these kinds of plasma-derived drugs. The Company believes the high costs and complexity to manufacture these kinds of drugs mitigates the risk and impact of generic entrants or new entrants using existing technologies. Further, the Company expects significant sales of Baxalta’s products even if new technologies or products reach the market. The Company also notes that Grifols assigned a 30 year useful life to Gamunex, a plasma-derived drug product acquired in 2011.

In addition, other products in Baxalta’s currently marketed product portfolio exhibit a similarly long useful life.  For example, Baxalta’s hematology portfolio includes a number of different plasma-derived drugs as well as newer versions of Factor VIII, which had traditionally been sourced from human plasma, but now can be made using recombinant technology.  Currently a number of competing, branded Factor VIII products are on the market, including both plasma-derived and recombinant technology-derived products.  For example, similar or slightly-differentiated products are available from Bayer AG, Biogen Inc., Pfizer Inc., and CSL.  Further, there is no impending loss of exclusivity that would yield a generic version of these drugs, and significant competition already exists. While new, disruptive technologies that alter the treatment paradigm for Hemophilia A patients are possible, the Company expects significant continuing sales of Baxalta’s Hemophilia brands even if new technologies or products reach the market.

The Company considers Baxalta’s immunology and hematology products to have a long duration, such that cash flows can reasonably be estimated long after patent expiration. As the life cycle for these products lacks discrete triggers after which cash flows will significantly decline (as is the case for many other pharmaceutical products), it is inherently difficult to estimate with precision exactly when Baxalta’s immunology and hematology products will cease to provide a meaningful cash flow contribution. A range of potential useful lives could therefore reasonably be estimated for these products. Accordingly, for the purposes of these unaudited pro forma condensed combined financial statements, the Company’s preliminary estimate of useful lives represents the period over which significant economic benefit (on a present value basis) is estimated to be realized, resulting in an approximate weighted average useful life of 32 years.

Outside of the plasma-derived and recombinant technology-derived products described above, Baxalta’s currently marketed oncology product ONCASPAR represents a more traditional pharmaceutical product which is subject to a highly competitive and fragmented market, and has preliminarily been allocated a useful life of 16 years by the Company.

As disclosed in Note 3(b) of the unaudited pro forma condensed combined financial statements, the Company’s allocation of the purchase price and estimates of useful lives remain preliminary, and subject to change (which may be material) upon finalization of the acquisition accounting after completion of the combination. The Company considers that the currently marketed products rights intangible assets are part of the same intangible asset class as defined in the Glossary to ASC 350-30. As a result, the Company does not believe that outlining the individual values and useful lives of each intangible asset (i.e., at a more detailed level than by intangible asset class) is required, nor would it provide meaningful additional information, at this time, to facilitate an understanding of the Company’s preliminary determination of useful lives for currently marketed product intangible assets.

Finally, given the Company’s expectation of sustained cash flow contribution from the majority of Baxalta’s currently marketed products, the Company believes that a straight-line method of amortization is appropriate and in accordance with FASB ASC 350-30-35-6.

4.   Pro Forma Adjustments, page 259

(a) Inventory, page 259

20.       Please revise your pro forma statement of income to include the unwinding of your fair value inventory step-up, as required by Items 11-02(b)(5) and (b)(6) of Regulation S-X.  Although you indicate that you exclude this adjustment from your pro forma statements of income because it has no continuing impact, it does have a continuing impact beyond the transaction date, as this fair value adjustment relates to each item in the acquired inventory and its unwinding recurs as each unit is sold.

Response to Comment 20:

The Company advises the Staff that it does not believe that it is appropriate to include this adjustment in the pro forma income statement. The Company anticipates that the fair value inventory step-up will be fully unwound within 12 months following the closing of the merger, and therefore the charges arising from this unwind have been excluded from the unaudited pro forma condensed combined statement of income in accordance with Items 11-02(b)(5) and (b)(6) of Regulation S-X and the guidance in Section 3230.4 of the Division of Corporate Finance Financial Reporting Manual. The reason for excluding this adjustment from the unaudited pro forma condensed combined statement of income has also been disclosed in Note 5(a) of the pro forma financial statements.

For the sake of clarity, Amendment No. 1 has been revised on page 252 to better quantify the amount of the charge that has not been considered in the unaudited pro forma condensed combined statement of income.

*   *   *

Please do not hesitate to call me at (617) 951-7809 or Zachary R. Blume at (617) 951-7663 with any questions or further comments you may have regarding this letter or if you wish to discuss the above responses.

Respectfully submitted,

/s/ Christopher D. Comeau

Christopher D. Comeau

cc:	William R. Mordan (Shire plc)
Jeffrey Prowda (Shire plc)
Paul M. Kinsella (Ropes & Gray LLP)
Peter G. Edwards (Baxalta Incorporated)
R. Scott Falk (Kirkland & Ellis LLP)
Daniel Wolf (Kirkland & Ellis LLP)
Michael Brueck (Kirkland & Ellis LLP)